Exhibit 12.1

Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	First Nine	For the Years Ended December 31,
	Months
	2003	2002	2001	2000	1999	1998

Earnings
Income/(loss) before income taxes, minority interest and change in accounting	$(539)	$(117)	$(169)	$439	$1,172	$1,116
Earnings of non-consolidated affiliates	(42)	(44)	(24)	(56)	(47)	(26)
Cash dividends received from non-consolidated affiliates	36	16	12	17	24	17
Fixed charges	94	139	174	215	173	103
Capitalized interest, net of amortization	3	1	(2)	(3)	(1)	1

Earnings	$(448)	$(5)	$(9)	$612	$1,321	$1,211

Fixed Charges
Interest and related charges on debt	$73	$109	$139	$176	$149	$86
Portion of rental expense deemed to be interest	21	30	35	39	24	17

Fixed charges	$94	$139	$174	$215	$173	$103

Ratios
Ratio of earnings to fixed charges*	N/A	N/A	N/A	2.8	7.6	11.8

*	For the Nine Months ended September 30, 2003 and the years ended December 31, 2002 and 2001, fixed charges exceeded earnings by $542 million, $144 million and $183 million, respectively, resulting in a ratio of less than one.